EA Series Trust
FEE WAIVER AGREEMENT
June 1, 2026
THIS FEE WAIVER AGREEMENT (the “Waiver Agreement”) is made as of this 1st day of June, 2026 by and between EA Series Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, the Amplius Aggressive Asset Allocation ETF (the “Fund”) and Empowered Funds, LLC dba EA Advisers, a Pennsylvania limited liability company (the “Adviser”). The Trust and the Adviser are referred to herein as the “Parties.”
WITNESSETH:
WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and
WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to reduce the fee paid by the Fund to the Adviser at a fixed rate equal to the amount of acquired fund fees and expenses as disclosed in the Fund’s prospectus; and
     NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:
1.Fee Waiver. The Adviser agrees to waive a portion of its management fees such that the Fund’s annual unitary management fee is reduced from 0.49% to 0.41% of the Fund’s average daily net assets, effective June 1, 2026.
2.Term. The Waiver Agreement shall remain in place until June 1, 2027 unless terminated sooner by the Trustees. This Waiver Agreement shall automatically renew for successive one-year terms unless either party gives written (or electronic) notice of non-renewal prior to the end of a term (i.e., prior to the next June 1).
3.Recoupment. There shall be no recoupment of any waived fees or expenses by the Adviser.
4.Termination. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination. This Waiver Agreement may only be terminated prior to expiration by the Board of Trustees of the Trust.
Entire Agreement; Modification; Amendment. This Agreement constitutes the complete understanding and agreement of the Parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto. Each provision herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the enforceability of any such other provision or agreement. No modification or amendment of this Agreement shall be binding unless in writing and executed by the Parties.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

    EA SERIES TRUST, on behalf of the Fund

    By: /s/ Michael D. Barolsky
Name:    Michael D. Barolsky
    Title:    Vice President

    EMPOWERED FUNDS, LLC

    By: /s/ Sean Hegarty
Name:    Sean Hegarty
    Title:    Chief Operating Officer